UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [      x      ]                     Form 40-F [                ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                 _

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Decision on Disposal of Treasury Stock

1. Number of shares to be disposed of		Common stock	27,030
		Different classes of stocks	-

2. Disposal price of shares (KRW)		Common stock	323,000
		Different classes of stocks	-

3. Estimated disposal amount (KRW)		Common stock	8,730,690,000
		Different classes of stocks	-

4. Scheduled disposal period		Start date	March 20, 2023
		End date	April 14, 2023

5. Purpose of disposal			Providing stock grant to the executive officers of POSCO Holdings and subsidiaries

6. Disposal method		Disposal in exchange (shrs.)	-
		Off-hours block trading (shrs.)	-
		Disposal in OTC (shrs.)	27,030
		Others (shrs.)	-

7. Entrusted brokerage company			Samsung Securities

8. Treasury stock holdings before disposal	Acquisition within profits available for dividends (shrs.)	Common stock	8,722,053	Ratio(%)	10.3
		Different classes of stocks	-	Ratio(%)	-
	Acquisition for other reasons (shrs.)	Common stock	-	Ratio(%)	-
		Different classes of stocks	-	Ratio(%)	-

9. Date of board resolution (decision date)			March 17, 2023

- Attendance of outside directors		Present (No.)	7
		Absent (No.)	0

- Attendance of auditors (members of Audit Committee who are not outside directors)			-

10. Limit of buying order per day		Common stock	-
		Different classes of stocks	-

11. Other matters to be factored into investment decisions

-   Above ‘3. Estimated disposal amount’ (KRW) are based on the closing price of the shares on March 16, 2023 which is one working day prior to the board of directors’ meeting.

-   Above ‘6. Disposal method’ is a method by which shares are transferred directly from the Company’s treasury stock account to the payee’s accounts on the date of issuance.

-   All members of Audit Committtee are outside directors

[Holding Amount of Treasury Stock before Decision on Treasury Stock Disposal]

(in shares.)

Methods of acquisition			Type of shares	Beginning balance	Change			Closing balance	Remarks
					Acquisition (+)	Disposal (-)	Share retirement (-)
Amount of shares acquired within profits available for dividends	Direct Acquisition	Direct acquisition in the exchange	Common stock	5,406,179	—	—	—	5,406,179	—
			Different classes of stocks	—	—	—	—	—	—
		Direct acquisition in OTC	Common stock	—	—	—	—	—	—
			Different classes of stocks	—	—	—	—	—	—
		Tender offer	Common stock	—	—	—	—	—	—
			Different classes of stocks	—	—	—	—	—	—
		Sub total (a)	Common stock	5,406,179	—	—	—	5,406,179	—
			Different classes of stocks	—	—	—	—	—	—
	Acquisition by trust contract	Number of shares indirectly held through trust contracts	Common stock	—	—	—	—	—	—
			Different classes of stocks	—	—	—	—	—	—
		Number of shares directly held	Common stock	3,315,874	—	—	—	3,315,874	—
			Different classes of stocks	—	—	—	—	—	—
			Common stock	3,315,874	—	—	—	3,315,874	—
		Sub total (b)	Different classes of stocks	—	—	—	—	—	—

Amount of shares acquired for other reasons (c)	Common stock	—	—	—	—	—	—
	Different classes of stocks	—	—	—	—	—	—
Total (a+b+c)	Common stock	8,722,053	—	—	—	8,722,053	—
	Different classes of stocks	—	—	—	—	—	—

Note1) The above ‘beginning balance’ represents the number of treasury stocks as of January 1, 2023, and ‘closing balance’ represents the number of treasury stocks as of March 17, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC. (Registrant)

Date : March 17, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President